November 4, 2024

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Sasha Parikh

 Jenn Do

Re:	Catalyst Pharmaceuticals, Inc.

Form 10-Q for the period ending June 30, 2024

Filed August 7, 2024

Form 8-K filed February 29, 2024

File No. 001-33057

Ladies and Gentlemen:

Catalyst Pharmaceuticals, Inc. (the “Company”) is submitting this letter in response to the Staff’s comment letter, dated September 17, 2024, which comment letter follows up on the Staff’s comment letter to the Company dated August 16, 2024, the Company’s response to such comment letter, dated September 5, 2024, and the subsequent phone conversations between the undersigned, the Company’s securities counsel, and members of the Staff of the U.S. Securities and Exchange Commission (“Commission”) with respect to the Company’s Form 8-K filed on February 29, 2024. For your convenience, we have recited the Staff’s comment in boldface type and provided our response to such comment immediately thereafter.

Form 8-K filed February 29, 2024

Exhibit 99.1

Reconciliation of Non-GAAP Metrics, page 9

1.

We have reviewed your response to prior comment 1. We believe adjustments to exclude acquired in-process research and development expense are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G as well as the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

As discussed with the Staff, the Company confirms that it will no longer include acquisition in-process research and development expense in Non-GAAP financial measures reported in its future SEC filings. Further prior period comparatives in such filings will be conformed to the current period presentation.

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355 Alhambra Circle, Suite 801 |  Coral Gables, FL 33134 |  Phone (305) 420-3200 |  Fax (305) 569-0233

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 4, 2024

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Thank you for your continued assistance with this filing. If you have any questions, please call me at (305) 420-3200 or our counsel, Philip Schwartz at Akerman LLP at (954) 468-2455.

Sincerely,

CATALYST PHARMACEUTICALS, INC.

/s/ Michael W. Kalb

Michael W. Kalb

Executive Vice President and Chief Financial Officer

cc:	Richard J. Daly

President and Chief Executive Officer

Catalyst Pharmaceuticals, Inc.

Philip B. Schwartz, Esq.

Akerman LLP